Exhibit 99.9
October 18, 2006 Times Now Media Interview on the Financial Performance of Wipro Limited for the quarter ended September 30, 2006

Interviewee:	Suresh Senapaty Executive Vice President, Finance & CFO Girish Paranjpe President , Financial Solutions SBU
Times Now
Today are the Wipro results and we have Suresh Senapaty, CFO and Girish Paranjpe, President, BFSI to talk to us about quarter results.
Suresh Senapaty:
This is a part from an operating margin prospective, which we see the impact is about 0.2% plus.
Times Now
Sir how much is this wage increase that you have given for this quarter.
Suresh Senapaty
The wage increase one we had given last 1st of September and another one we will be giving from 1st of November. So you know which is in the similar range of as last year of what we have given, that is what it is.
Times Now: Which is what?
Suresh Senapaty: About 12% is what last time we gave.
Times Now: What is it this time? 12% to 15% wage increase?
Suresh Senapaty: Well it is a staggered basis we have given. You know, for example, for quarter 2, we had an impact of about 1.5% on account of restricted stock units that you get and the compensation increase which we give for only one month. So therefore we have already factored that into what we delivered last quarter from a 24.6% to 24.4% you know just about a 20 basis points decline in the margin despite the fact that we gave this compensation increase as well as the restricted stock unit. The balance increases which will be given in the current quarter, will have an impact of about 2%.
Times Now: So you are saying it is 2% and remain so?
Suresh Senapaty: So there will be some positive levers, there will be some negative levers, and I think on an outlook prospective we will be in a very narrow range and that is what our expectation will be so far as quarter three is concerned.
Times Now: Sir, this 1.5% in fact and the 2% is the whole sequential we are talking about?
Suresh Senapaty: 1.5% impact is the only main factor in the quarter two results.
Times Now: Can you give us the highlights of the results this quarter?
Suresh Senapaty: We have had a good performance last quarter and we are satisfied with the performance. The revenue growth has been 44% and the profit growth also and operating margins growth also has been 44%. In terms of sequential growth our global IT services business has grown double digit sequentially. BPO business has done extremely well. Our financial solutions group has grown 50% year on year. Retail and TMTS vertical both of them have grown in the mid 40s. The IT service lines which are represented by package implementation business of ours, by testing services business of ours, and infrastructure services, all have grown double digit sequentially. In infrastructure services and testing services, we are the leaders and in both these areas we have grown 70% year on year. We have also won last quarter two total outsourcing contracts in the global market; one from a US customer and the other from a utilities customer in UK. In addition to that we have had two total outsourcing contracts wins in India totaling to $100 million. So that is a perspective of our global business. Moving to our domestic business, here again we have done very well. We have grown year on year 36%, our profits have grown 57%, and we have had you know a nice range of wins in the domestic market including wins from the Aditya Birla Group for SAP implementation and a very interesting consulting contract from Indian Railways for traffic management for both passenger and freight. So all in all it has been a very good quarter, a solid quarter. Our guidance is very positive for the next quarter for our global IT services business at 7.5%.
Times Now: Your operating margin remains flat.
Suresh Senapaty: Operating margin is flat as we have had a salary increase last quarter, we have had to expand some of our RSUs, and we have been able to offset these, I would say, negative drivers on the operating margin with better operational efficiencies. So our bulge mix in terms of our manpower mix has improved. Our visa costs are lower, we have had some amount of improved rate realization, and our BPO business has done well from an operating margin perspective. So, we have been able to offset salary increases largely with better operational efficiencies across the board. In terms of absolutely new clients, there is a positive move in terms of rate realization of any where between 3$ to 5%. Existing clients when we are going in for new contracts, there again we are seeing some positive growth.
Times Now: Which are the geography that has shown good growth?
Suresh Senapaty: We are trying to drive all markets. So we are growing in US, we are growing in Europe, we have done extremely well in Japan as well, and of course we are driving our domestic business and Middle East business and Asia Pacific business. So, we would tend to look at what is the growth within the geography rather than on a comparative basis across geographies.
They have been across the board actually. We have had several new additions and these have been across US, Europe, and Japan. And I did discuss about some of the large outsourcing contracts also that we won globally, and there have been substantial new wins in our domestic market as well.
New acquisitions have done well. We have been able to integrate the new acquisitions well into our system, their growth has been quite substantial from a sequential growth prospective, and you know our acquisition strategy is pretty much to add more value to our customers to deliver more value to our customers and to really give the cutting edge to some of the verticals and the horizontals where the acquisitions have happened.
Thank you very much.

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